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SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25
Commission File Number 0-29391
NOTIFICATION OF LATE FILING
(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR
For Period Ended: June 30, 2002
☐ Transition Report on Form 10-K			☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F			☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: VIA NET.WORKS Inc.

Former name if applicable:

Address of principal executive office (Street and number): 12100 Sunset Hills Road, Suite 110

City, state and zip code: Reston, Virginia 20190

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2002 (the "Quarterly Report") could not be filed within the prescribed time period because the Registrant has not completed all of its accounting procedures for one of its subsidiaries. The Registrant is in the process of completing these accounting procedures, and expects to file the Quarterly Report within the five day extension period.

PART IV
OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Matt S. Nydell (Name)	(703) (Area Code)	464-0300 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒ Yes        ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐ Yes        ☒ No

  Following is an explanation of the anticipated change:

VIA NET.WORKS, Inc. (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

VIA NET.WORKS, Inc.
Date:	August 15, 2002	By:	/s/ MATT S. NYDELL

			Name:	Matt S. Nydell
			Title:	Senior Vice President, General Councel and Secretary

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PART I REGISTRANT INFORMATION
PART II RULES 12b-25(b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION